

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2025

Paul Wagner, Ph.D.
Chairman and Chief Executive Officer
Forte Biosciences, Inc.
3060 Pegasus Park Drive, Building 6
Dallas, TX 75247

> **Re: Forte Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 28, 2025**
> **File No. 333-286226**

Dear Paul Wagner Ph.D.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Dan Koeppen, Esq.